CONTACT INFORMATION:
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Second Quarter 2005 Financial Results and Increases Full Year 2005 Revenue and Earnings Guidance

SUNNYVALE, Calif., July 26, 2005 (BUSINESS WIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced that net sales for the quarter totaled $75.0 million, an increase of 48% over the $50.7 million in net sales reported for the second quarter of 2004. Earnings per diluted share for the quarter increased 64% to $0.18 compared to earnings per diluted share of $0.11 for the same period a year ago. These financial results are at the high end of the anticipated revenue and earnings ranges announced July 8, 2005 in the company's preliminary second quarter financial results.

The company also announced an increase in its full-year 2005 revenue target range to $304 million to $310 million, up from its previous target range of $280 million to $295 million. Revenue growth for 2005 versus 2004 is now anticipated to be approximately 42% to 45%. In addition, the company also increased its full-year 2005 target range for earnings per diluted share to $0.80 to $0.83, up from its previously announced target range of $0.65 to $0.72. Full-year 2005 earnings per diluted share growth versus 2004 is now anticipated to be between 60% to 66%.

Kyphon's total net sales for the second quarter included $63.7 million in net sales in the United States and $11.3 million in net sales from its international operations, representing growth in those markets of 41% and 99%, respectively, over the second quarter of 2004.

The company's stronger than expected earnings performance in the quarter was driven by higher revenues and improved manufacturing efficiencies coupled with increased leverage from selling and marketing activities and lower-than-anticipated legal expenses due to the early, favorable conclusion of the patent litigation against Disc-O-Tech.

"We are pleased with the strong revenue and earnings growth posted in our second quarter and are encouraged by the positive momentum we have going into the second half of the year," said Richard Mott, President and Chief Executive Officer. "Kyphoplasty procedural adoption by spine specialists remains robust. Our training of a record number of new clinicians in the second quarter also reflects the growing interest shown by the interventional radiology and interventional neuroradiology communities in performing procedures with our products."

"During the second half of 2005, we intend to remain focused on strengthening our foundation for future growth through broadening our worldwide customer base, expanding our sales force, developing innovative new products and procedures, advancing our clinical trial programs, and delivering increased operating leverage," Mott concluded.

Included in the second quarter 2005 operating results is a $1.0 million in-process research and development expense for the previously announced license agreement reached with Dr. J. Lee Berger in April 2005 for his portfolio of patents concerning the creation of voids in, or moving, tissue or bone for most orthopaedic applications, including the spine.

For the six-month period ended June 30, 2005, Kyphon reported net sales of $141.3 million, which was an increase of 48% over the $95.2 million reported for the same period in 2004. Earnings per diluted share for the first six months of 2005 were $0.32, which was an increase of 45% over the $0.22 reported for the same period last year.

Selected Metrics

Kyphon ended the second quarter of 2005 with 192 device sales representatives and 68 primary care sales professionals in the U.S. Internationally, the company ended the second quarter with approximately 60 sales professionals. Kyphon is planning to end the year with approximately 270 device sales representatives and 50 primary care sales representatives in the U.S., along with approximately 90 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the kyphoplasty procedure and the primary care physician community to educate them about the option of kyphoplasty. To date, approximately 4,500 spine specialists in the U.S. and 2,300 outside the U.S. have been trained to perform kyphoplasty. For the year 2005, Kyphon expects to train a total of approximately 1,900 physicians to perform kyphoplasty procedures, 950 in the U.S. and 950 outside of the U.S.

Financial Outlook for the Quarter Ending September 30, 2005

For the third quarter of 2005, the company anticipates net sales of $77 million to $79 million, which represents an increase of 38% to 42% versus the third quarter of 2004. Net sales from the company's international operations are anticipated to constitute 12% to 13% of total worldwide net sales in the third quarter. Earnings per diluted share for the third quarter are targeted to be between $0.21 and $0.23, an increase of 50% to 64% over the same period a year ago.

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Daylight Time to discuss its second quarter 2005 results and expectations for the remainder of 2005. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. An audio replay of the call will also be available beginning from 5:00 p.m. Pacific Daylight Time on Tuesday, July 26, 2005 until 12:00 a.m. Pacific Daylight Time on Wednesday, August 10, 2005. To access the replay, dial 800-675-9924 (U.S.) or 303-752-5839 (International) and enter the confirmation number 72605. The archived webcast will be available for a minimum of two months following the call at www.kyphon.com.

About Kyphon

Kyphon develops and markets medical devices designed to restore spinal function using minimally invasive technologies. The company's products are used in Balloon Kyphoplasty, a minimally invasive procedure to treat spinal fractures caused by osteoporosis or cancer. For more information, visit Kyphon's Web site at http://www.kyphon.com.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "expects," "anticipates," "targets," "intends," "plans," "projects," and words of similar effect, and specifically include the company's future financial projections and anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on April 29, 2005 and in Kyphon's annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 2, 2005. Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited; in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
U.S. net sales	$ 63,697	$ 45,045	$ 121,563	$ 85,669
International net sales	11,329	5,700	19,697	9,509
Net sales	75,026	50,745	141,260	95,178
Cost of goods sold	8,494	6,000	16,419	10,917
Gross profit	66,532	44,745	124,841	84,261
Operating expenses:				
Research and development	6,638	5,053	12,098	9,610
Sales and marketing	36,174	25,512	71,159	47,853
General and administrative	10,343	6,502	18,041	11,342
Purchased in-process research and development	1,000	--	1,000	--
Total operating expenses	54,155	37,067	102,298	68,805
Income from operations	12,377	7,678	22,543	15,456
Interest income and other, net	819	225	1,344	460
Net income before income taxes	13,196	7,903	23,887	15,916
Provision for income taxes	5,260	3,200	9,530	6,400
Net income	$ 7,936	$ 4,703	$ 14,357	$ 9,516
Net income per share:				
Basic	$ 0.19	$ 0.12	$ 0.34	$ 0.24
Diluted	$ 0.18	$ 0.11	$ 0.32	$ 0.22
Weighted-average shares outstanding:				
Basic	42,512	40,145	42,180	39,954
Diluted	44,660	43,452	44,453	43,390

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited; in thousands)

	June 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 116,695	$ 87,236
Investments	26,147	24,421
Accounts receivable, net	46,370	42,347
Inventories	10,299	11,457
Prepaid expenses and other current assets	8,401	4,521
Deferred tax assets	13,530	13,537
Total current assets	221,442	183,519
Investments	1,272	4,142
Property and equipment, net	13,794	12,728
Goodwill and other intangible assets, net	4,487	5,039
Deferred tax assets	4,009	4,009
Other assets	1,846	3,952
Total assets	$ 246,850	$ 213,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 6,143	$ 5,544
Accrued liabilities	27,830	24,049
Total current liabilities	33,973	29,593
Deferred rent and other	3,881	4,161
Total liabilities	37,854	33,754
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	43	41
Additional paid-in capital	205,730	189,410
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	(892)	(2,113)
Accumulated other comprehensive income	950	3,489
Retained earnings (accumulated deficit)	3,366	(10,991)
Total stockholders' equity	208,996	179,635
Total liabilities and stockholders' equity	$ 246,850	$ 213,389